Exhibit 10.2
August 15, 2024

Mr. Patrick E. Bowe
President & Chief Executive Officer
The Andersons, Inc.
1947 Briarfield Blvd.
Maumee, OH 43537

Dear Pat:

On behalf of The Andersons, Inc. (the “Company”) and its Board of Directors (the “Board”), we want to thank you for your many years of service to the Company, during which you have demonstrated remarkable leadership and have made immeasurable contributions to the Company. We appreciate your willingness to support the transition of the new Chief Executive Officer and to provide continued support and expertise to the Company, both as CEO and in your new role as Executive Chair of the Board (“Executive Chair”).
This letter agreement (“Agreement”) amends the terms of the Employment Agreement by and between you and the Company, dated September 2, 2015 (the “Employment Agreement”), and in the event of a conflict, the terms of this Agreement shall govern.
Term. Your service as President and Chief Executive Officer will continue through and including September 30, 2024, after which date your successor will assume the position of Chief Executive Officer (the “Termination Date”). Following the Termination Date, you agree to continue to serve as Executive Chair (subject to election to the Board by the Company’s shareholders at the Company’s 2025 Annual Meeting of Shareholders) and will continue as an employee of the Company until September 30, 2025 (the “Term”). Your employment with the Company between the Termination Date and the Term may be terminated for any reason or for no reason prior to the expiration of the Term by the Company or by you. Upon the expiration of the Term, it is expected that you may remain a member of the Board, subject to your nomination by the Board and re-election by the Company’s shareholders; however, you will no longer be an employee of the Company. If, for any reason, you are not elected to the Board at the Company’s 2025 Annual Meeting, then the Term shall expire and this Agreement shall terminate as of the date of that Annual Meeting.
Duties. In your role as Executive Chair, you agree to provide transition and other related services to the Company during the Term to provide an effective transition of your executive responsibilities to the Company’s incoming Chief Executive Officer. In addition, you also will perform the duties customarily performed by an Executive Chair of a publicly-traded corporation, which will include, but not be limited to, (i) chairing meetings of the Board and the Company’s shareholders in accordance with the Company’s governance documents, (ii) preparing the agenda for meetings of the Board in coordination with the Chief Executive Officer and Lead Independent Director as well as members of the Board, (iii) consulting with and supporting the Chief Executive Officer, (iv) assisting in communications with investors, analysts and other third parties, as needed and as requested by the Company, and (iv) continuing to serve as a representative of the Company in connection with service activities and community relations in Ohio and nationally, as needed and as requested by the Company. As Executive Chair, you shall report directly to the Board. You and the Company agree that based on the anticipated level of services that you will perform for the Company during the Term, you are not expected to experience a “separation from service” under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), during the Term. However, during the Term you will be able to perform services outside of the Company, such as consulting, advisory and other director positions, subject to the Company’s internal policies, including the Company’s Corporate Governance Guidelines, and provided that such services do not interfere with the performance of your duties to the Company, pose a conflict of interest with your role as a director or employee of the Company, or violate any restrictive covenant between you and the Company.
Resignation of Officer Positions. Upon the Termination Date (or your earlier termination of your employment for any reason), unless otherwise agreed to be the parties, you shall be deemed to have resigned, without any further action by you, from any and all officer positions that you, immediately prior to such date, (i) held with the Company or any of its affiliates or (ii) held with any other entities at the direction of, or as a result of your affiliation with, the Company or any of its affiliates. If for any reason this Agreement is deemed to be insufficient to effectuate such resignations or upon request of the Company, you shall execute any documents or instruments that the Company may deem necessary or desirable to effectuate such resignations.
Compensation.
Through the Termination Date, you shall be eligible for the following compensation:
(a) subject to your continued employment through the Termination Date, your gross base compensation will remain at the current $1,000,000 on an annual basis, payable on a bi-weekly basis in the amount of $38,461.54, subject to normal withholdings and to any payroll deductions authorized by you;
(b) subject to your continued employment through the end of fiscal year 2024, you will remain eligible for an annual cash incentive bonus for fiscal year 2024, prorated through the Termination Date, at a Target of 100% ($1,000,000), payable based on actual performance during fiscal year 2024, with such bonus to be paid at the same time bonuses are paid to the Company’s other executive officers (but in any event no later than 2 1/2 months following the conclusion of fiscal year 2024); and,
(c) benefits coverage as available to other officers of the Company, as elected by you during Open Enrollment.
After the Termination Date and through the Term Date, and subject to your election by the shareholders, you shall be eligible for the following compensation (shown in Exhibit A) which shall supersede Sections 3, 4, and 5 of the Employment Agreement:
(a) your gross base compensation will be $500,000 on an annual basis, payable on a bi-weekly basis in the amount of $19,230.77;
(b) subject to your continued employment through the Term Date, you will remain eligible for an annual cash incentive bonus, prorated for the period after the Termination Date and through the Term Date, which at a Target of 100% ($500,000), payable based on actual performance during the applicable fiscal year, with such bonus to be paid at the same time bonuses are paid to the Company’s other executive officers (but in any event no later than 2 1/2 months following the conclusion of the applicable fiscal year);

(c) your benefits arrangements will continue at the same coverage level that they have been during 2024; provided, however, you will not receive additional vacation accruals after the Termination Date or be eligible to participate in new grants or awards under the Company’s long-term incentive programs;
(d) in accordance with the terms of the Company’s Long Term Incentive Plans and Long-Term Incentive Agreements, and except as listed in section(c), your vesting of all outstanding Restricted Share Units and Performance Share Units shall continue as long as you remain Executive Chairman or a member of the Board and your retirement as Chief Executive Officer will not impact the termination or change in control provisions included in your outstanding equity awards with the Company.
All amounts payable under this Agreement are subject to tax withholdings and standard deductions. All grants, bonuses and benefits are subject to applicable plan documents, as they may be amended from time to time.
Board Retainer. During the Term, you will not be eligible for any additional compensation as a result of being a member of the Board or serving as a member of any Board committee. Upon the expiration of the Term, subject to selection by the Board and election by the Company’s shareholders, you are eligible to continue to serve as a non-employee member or Chair of the Board, subject to appointment by the Board, in which case you will be eligible for the annual cash retainer and equity grant provided to the Board in accordance with then current Company practices.
Existing Employment Agreement. You and the Company hereby acknowledge and agree that, except as described below, your assumption of the role of Executive Chair and retirement as Chief Executive Officer of the Company does not entitle you to any benefits under the Employment Agreement, including on account of Good Reason (as defined in the Employment Agreement). Accordingly, effective on the Termination Date, you shall not be eligible for severance pay under Sections 9(d)(ii) and 9(e)(ii) of the Employment Agreement or any other separation benefits as a result of your retirement and resignation of existing officer positions and your assumption of the role of Executive Chair. In the event of your termination of service as Executive Chair prior to the end of the Term by the Board without Cause (as defined in the Employment Agreement) you shall be eligible for the severance benefits equal to the remaining base compensation to the end of the Term and the related annual incentive bonus to the extent payable; provided, however, in no event shall you be entitled to severance benefits upon the expiration of the Term. For the avoidance of doubt, the foregoing sentence supersedes and replaces Sections 9(d) and 9(e) of the Employment Agreement. In addition, you acknowledge that you shall continue to be bound by the covenants set forth in the Employment Agreement including, without limitation, the non-competition, non-solicitation, mutual disparagement and confidentiality covenants set forth therein.
If it is determined by a court of competent jurisdiction that any restriction in this Agreement or the Employment Agreement is excessive in duration or scope or is unreasonable or unenforceable under applicable law, it is the intention of the parties that such restriction be modified or amended by the court to render it enforceable to the maximum extent permitted by applicable law. You represent that you are or have been represented by counsel of your selection and at your own cost who can advise you with regard to the restrictions set forth in this Agreement and the Employment Agreement, and expressly waives any right to notification from the Company with regard to changes in applicable law, even if that notification is otherwise required by law.

Further, effective on the Termination Date and continuing through the Term, in the event of a change in control of the Company, if it shall be determined that any payment to you pursuant to this Agreement or any other payment or benefit from the Company, any affiliate, any stockholder of the Company or any other person that constitutes a “parachute payment” as defined by Section 280G of the Code would be subject to the excise tax imposed by Section 4999 of the Code because the total present value of such parachute payments equals or exceeds three times the “Base Amount” (as defined under Section 280G of the Code), then such parachute payments shall be reduced to an amount (the “Reduced Amount”) such that the total present value of all such parachute payments, calculated as provided in Section 280G, equals one dollar less than three times the Base Amount; provided, however, that such reduction shall be made if and only if the Reduced Amount is at least equal to the total amount of all parachute payments prior to such reduction less the amount of the excise tax that would be imposed on you under Section 4999 if the parachute payments were not so reduced. Such reduction shall be done (i) first by reducing all cash parachute payments in the reverse order that they are scheduled to be paid, (ii) next by reducing all performance-vested equity grants, the acceleration of which would result in parachute payments, in proportion to the value of such grants, and (iii) next by reducing all time-vested equity grants, the acceleration of which would result in parachute payments, in the reverse order of the date on which they would otherwise have vested, and you hereby consent to the reduction of any parachute payments, the payment or vesting of which is not governed by this Agreement. You shall not be eligible for any Tax Gross-Up Payment (as defined in the Employment Agreement) relating to a change in control of the Company.
Disclosure under law. You understand that nothing contained in this Agreement or the Employment Agreement limits your ability to report possible violations of law or regulation to or file a charge or complaint with any federal, state or local governmental agency or commission or regulatory authority (collectively, “Government Agencies”). You further understand that neither this Agreement nor the Employment Agreement limits your ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company. Furthermore (I) you shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (A) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal, and (II) if you file a lawsuit for retaliation by the Company for reporting a suspected violation of law, you may disclose a trade secret to your attorney and use the trade secret information in the court proceeding, if you file any document containing the trade secret under seal and do not disclose the trade secret except pursuant to court order.

Again, thank you for your many years of dedicated service to the Company and your agreement to assist the Company in its leadership transition.

Sincerely,

_/s/ Gerard M. Anderson_____________________
Gerard M. Anderson
Lead Director
                            ACCEPTED:

                            _/s/ Patrick E. Bowe_____________________
                            Patrick E. Bowe

EXHIBIT A
EXECUTIVE CHAIRMAN COMPENSATION DETAIL

Name: Pat Bowe
Title: Executive Chairman

	Current	New
Compensation Component	Grade: E	Grade: E
Base Salary	$1,000,000	$500,000
% decrease (base salary)	N/A	-50%
Short-Term (Annual) Incentive Multiple	100.0%	100.0%
Target Short-Term Incentive Payout	$1,000,000	$500,000
Long-Term Incentive Multiple	270%	0%
Target Long-Term Incentive Payout	$2,700,000	$0
Target Total Compensation	$4,700,000	$1,000,000
% decrease (TTC)	N/A	-79%

Annual Incentive Plan
Two thirds of the AIP will be based on Company earnings before tax (EBT) performance against Board determined targets. One third of Mr. Bowe’s target AIP will be based on Company return on invested capital (ROIC) performance against Board determined targets.

Annual Incentive Plan
Base Salary	AIP Target %	Total AIP Target $	Component	Weighting	Target $ By Component
$ 500,000	100%	$500,000	EBT - Company	66.7%	$ 333,500
			ROIC - Company	33.3%	$ 166,500
				Total*	$ 500,000
*Plan allows for up to +/- 20% based on individual performance as determined by the Board